UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESS Tech, Inc.

(Name of Issuer)

common stock, par value $0.0001 per share

(Title of Class of Securities)

26916J106

(CUSIP Number)

October 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26916J106

1.	Names of Reporting Persons. Pangaea Ventures Fund III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 10,828,646 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 10,828,646 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,828,646 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.02% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of shares held directly by Pangaea Venture Funds III, LP. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by Vicap LLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Pangaea Ventures III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 10,828,646 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 10,828,646 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,828,646 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.02% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares held directly by Pangaea Venture Funds III, LP. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by Vicap LLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Vicap LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 10,886,376 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 10,886,376 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,886,376 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.06% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 10,828,646 shares held directly by Pangaea Venture Funds III, LP and 57,730 shares held directly by Vicap LLC. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by Vicap LLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. PSee Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 10,828,646 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 10,828,646 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,828,646 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.02% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares held directly by Pangaea Venture Funds III, LP. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by Vicap LLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Monoc Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 11,019,290 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 11,019,290 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,019,290 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.16% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 10,828,646 shares held directly by Pangaea Venture Funds III, LP and 190,644 shares held directly by Monoc Capital Ltd. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by VicapLLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Pangaea Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 143,467 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 143,467 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,467 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.11% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 143,467 shares held directly by Pangaea Partners LLC. Chris Erickson and Andrew Haughian share voting and dispositive control over the shares held by Pangaea partners LLC.
(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Chris Erickson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 11,029,843 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 11,029,843 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,029,843 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.17% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 10,828,646 shares held directly by Pangaea Venture Funds III, LP, 143,467 shares held directly by Pangaea Partners LLC, and 57,730 shares held directly by Vicap LLC. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by VicapLLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively. Chris Erickson and Andrew Haughian share voting and dispositive control over the shares held by Pangaea partners LLC.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Purnesh Seegopaul
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 10,828,646 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 10,828,646 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,828,646 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.02% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of shares held directly by Pangaea Venture Funds III, LP. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by Vicap LLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

CUSIP No. 26916J106

1.	Names of Reporting Persons. Andrew Haughian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 11,162,757 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 11,162,757 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,162,757 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.27% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 10,828,646 shares held directly by Pangaea Venture Funds III, LP, 190,644 shares held directly by Monoc Capital Ltd., and 143,467 shares held directly by Pangaea Partners LLC. Pangaea Venture Funds III, LP is managed by its general partner, Pangaea Ventures III LLC (“Pangaea GP”). Pangaea GP is managed and controlled by Vicap LLC, PSee Ventures LLC and Monoc Capital Ltd., which are owned and controlled by Chris Erickson, Purnesh Seegopaul and Andrew Haughian, respectively. Chris Erickson and Andrew Haughian share voting and dispositive control over the shares held by Pangaea partners LLC.

(2)

Percentage ownership based on 135,058,074 shares of the Issuer’s outstanding common stock as of October 8, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 15, 2021.

Item 1(a)	Name of Issuer:

ESS Tech, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26440 SW Parkway Ave., Bldg. 83

Wilsonville, Oregon 97070

Item 2(a)	Name of Person Filing:

Pangaea Ventures Fund III, LP

Pangaea Ventures III LLC

Vicap LLC

PSee Ventures LLC

Monoc Capital Ltd.

Pangaea Partners LLC

Chris Erickson

Purnesh Seegopaul

Andrew Haughian

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5080 North 40th Street, Unit 105,

Phoenix, AZ 85018

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization

Pangaea Ventures Fund III, LP	Delaware
Pangaea Ventures III LLC	Delaware
Vicap LLC	Delaware
PSee Ventures LLC	New Jersey
Monoc Capital Ltd.	British Columbia
Pangaea Partners LLC	Delaware
Chris Erickson	Canadian Citizen
Purnesh Seegopaul	United States Citizen
Andrew Haughian	Canadian Citizen

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

26916J106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover pages.

(b)	Percent of class:

See Row 11 of cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover pages.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2021

PANGAEA VENTURES FUND III, LP
By: Pangaea Ventures III, LLC, its General Partner

/s/ Andrew Haughian
Name: Andrew Haughian
Title: Director

PANGAEA VENTURES III, LLC

/s/ Andrew Haughian
Name: Andrew Haughian
Title: Director

PANGAEA PARTNERS LLC

/s/ Andrew Haughian
Name: Andrew Haughian
Title: Director

MONOC CAPITAL LTD.

/s/ Andrew Haughian
Name: Andrew Haughian
Title: Director

VICAP LLC

/s/ Chris Erickson
Name: Chris Erickson
Title: Director

PSEE VENTURES LLC

/s/ Purnesh Seegopaul
Name: Purnesh Seegopaul
Title: President

/s/ Andrew Haughian
Andrew Haughian

/s/ Chris Erickson
Chris Erickson

/s/ Purnesh Seegopaul
Purnesh Seegopaul